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[illegible] 26 2009

Washington, DC
108

UI
SECURITIES AN
Wash

09057640

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 36861

AB 3/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFC Investor Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13089 Peyton Drive, #340
(No. and Street)

Chino Hills (City) CA (State) 91709 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Brad Callen (951)741-2723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, Hart & Dyson, An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

19742 MacArthur Blvd. Ste 240 Irvine, CA 92612
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009 SA
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Douglas B Callow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFC Investor Services, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

FORM X-17A-5
PART III

State of California
County of Orange)

On February 25th, 2009 before me, Telina Duncan, Notary Public
(insert name and title of the officer)

personally appeared Douglas B. Callen,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TELINA DUNCAN
COMM. # 1807911
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES JULY 31, 2012
MGC1

Signature Telina Duncan (Seal)

DFC INVESTOR SERVICES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION

DFC INVESTOR SERVICES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

TABLE OF CONTENTS

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report

Board of Directors
DFC Investor Services:

We have audited the accompanying statement of financial condition of DFC Investor Services (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DFC Investor Services at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson, Hart & Dyson

Irvine, California
February 18, 2009

DFC INVESTOR SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	43,029
	$	43,029

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	0
Stockholder' Equity:		
Common Stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		570,100
Retained Earnings		(537,071)
Total Stockholders' Equity		43,029
	$	43,029

The accompanying notes are an integral part of these financial statements.

DFC INVESTOR SERVICES
STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUES:		
Interest	$	552
		552
EXPENSES:		
Employee compensation and benefits		45,735
Occupancy		19,411
Professional fees		11,025
Commissions and fees		6,100
Business promotion and development and technology		33,570
Depreciation		5,554
Office expense and miscellaneous		2,918
		124,313
Loss from discontinued operations		(123,761)
Provision for income taxes		800
Net Loss From Discontinued Operations	$	(124,561)

The accompanying notes are an integral part of these financial statements.

DFC INVESTOR SERVICES
STATEMENT OF CHANGES IN STOCKHOLERS' EQUITY
For the Year Ended December 31, 2008

	Capital Stock Common		Additional		
	Shares	Amount	Paid - in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2008	1,000	$ 10,000	$ 570,100	$ (412,510)	$ 167,590
Net Income				(124,561)	(124,561)
Balance at December 31, 2008	1,000	$ 10,000	$ 570,100	$ (537,071)	$ 43,029

The accompanying notes are an integral part of these financial statements.

DFC INVESTOR SERVICES
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Interest received in cash	$ 552	
Cash paid to suppliers/employees	(175,850)	
Cash paid for taxes	(800)	
Net cash used by operating activities		$ (176,098)
Cash flows from investing activities:		0
Cash flows from financing activities:		0
Net decrease in cash and cash equivalents		(176,098)
Cash - beginning of year		219,127
Cash - end of year		$ 43,029

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net Loss From Discontinued Operations	$ (124,561)
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	5,554
Changes in assets and liabilities:	
Decrease in deposits	20,618
Decrease in accounts payable	(31,400)
Decrease in related company payable	(46,309)
Net cash used by operations	$ (176,098)

The accompanying notes are an integral part of these financial statements.

DFC INVESTOR SERVICES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **Organization and Nature of Business**

DFC Investor Services (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a California corporation that is a wholly-owned subsidiary of Cardif Holdings, Inc. (Parent). During 2008 the Company ceased independent operations and was supported by Cardif Holdings, Inc.

B. **Deferred Income Taxes**

Deferred income taxes are provided on timing differences between financial statement and income tax reporting.

C. **Cash and Cash Equivalents**

For the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

D. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

F. **Property, Equipment and Depreciation**

Property and equipment are carried at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2008 was $5,554

NOTE 2 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. Due to the Company ceasing independent operations during 2008 the provision for deferred taxes will be recorded on the books of Cardif Holdings, Inc. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	800	0	800
	$ 800	$ 0	$ 800

NOTE 3 – EMPLOYEE BENEFITS

The Company provides a 401(k) plan for its employees. The Company will match 50% of the employee contributions to the plan, up to a maximum of 12% of an employee's compensation. The Company's matching contributions were $8,638 for the year ended December 31, 2008.

In August, 2008 contributions to the Plan ceased and the portfolio balance was transferred to a Paychex 401(k) Plan under CSI Services, an affiliated company. At the time of the transfer employees were fully vested. The value of the Plan assets as of the time of the transfer was $824,756.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company shares operating costs with an affiliate. Costs include secretarial and accounting services, rent, supplies and other related items. The amounts paid are allocated based upon the number of employees of each Company.

NOTE 5 – NET OPERATING LOSS CARRYFORWARD

A state net operating loss in the amount of $687,629 was carried forward from 2007 to 2008.

NOTE 6 – DISCONTINUED OPERATIONS

During 2008 the Company ceased independent operations and was supported by Cardif Holdings, Inc. FINRA granted the continuing membership application of DFC Investor Services with regard to the change in ownership of the firm.

As required by NASD Rule 1017, *Application for Approval of Change of Ownership, Control or Business Operations*, the Company requested and received approval of the transaction.

NOTE 7 – SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES

In addition the Company transferred assets to CSI Services, an affiliated company, at book value. Fixed assets in the amount of $223,218 and related accumulated depreciation of $223,218 were transferred to the affiliate.

DFC INVESTOR SERVICES
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

SCHEDULE I

Net Capital		
Total stockholders' equity	$	43,029
Deduction:		
Nonallowable assets:		0
Net Capital	$	43,029
Total aggregate indebtedness	$	0
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	5,000
Excess net capital	$	38,029
Ratio: Aggregate indebtedness to net capital		0 to 1

Reconciliation with Company's computation (included in Part IIA of revised Form X-17a-5a as of December 31, 2008)

Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$	43,029
Assets reported as nonallowable:		0
Net capital per above	$	43,029

SUPPLEMENTARY

INFORMATION

DFC INVESTOR SERVICES
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

SCHEDULE II

The provisions of Rule 15c3-3 of the Securities and Exchange Commission are not applicable to DFC Investor Services due to the exemption provided in SEC Rule 15c3-3(k)(2)(ii). DFC Investor Services clears all transactions on a fully disclosed basis through its clearing firm and will not hold customer funds or safekeep customer securities.

DFC INVESTOR SERVICES
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

SCHEDULE III

Information relating to possession or control requirements is not applicable to DFC Investor Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report on
Internal Control Required by Sec Rule 17a-5

Board of Directors
DFC Investor Services:

In planning and performing our audit of the financial statements of DFC Investor Services (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Irvine, California
February 18, 2009

END